UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No.__2__)*

                     Canterbury Park Holding Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 13811E-10-1
                        ------------------------------
                                (CUSIP Number)

Richard W. Perkins     730 East Lake Street, Wayzata, MN  55391   612-473-8367
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                               August 19, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746   (12-91)            Page 1 of 4 pages

CUSIP No. 13811E-10-1            Schedule 13D             Page 2 of 4 pages

1  NAME OF REPORTING PERSON
   S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard W. Perkins
     S.S. No.:  ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
                /_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     730 East Lake Street, Wayzata, MN  55391-1769

              7  SOLE VOTING POWER
                 0
NUMBER OF
              8  SHARED VOTING POWER
SHARES           0

BENEFICIALLY

OWNED BY      9  SOLE DISPOSITIVE POWER
                 0
EACH

REPORTING

PERSON       10  SHARED DISPOSITIVE POWER
                 0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%

14  TYPE OF REPORTING PERSON*
    IN


SEC 1746   (12-91)          Page 2 of 4 pages

CUSIP No. 13811E-10-1        SCHEDULE 13D              Page 3 of 4 pages

Item 1.  Security and Issuer

         (a) Canterbury Park Holding Corporation, 1100 Canterbury Drive, Shakopee, MN 55379

Item 2.  Identity and Background

         (a) The name of the person filing is Richard W. Perkins.

         (b) The filing person's business address is 730 East Lake Street, Wayzata, MN 55391.

         (c) Mr. Perkins is President and Portfolio Manager of Perkins Capital Management, Inc., a federally registered investment advisor.

         (d) Mr. Perkins has never been convicted in a criminal proceeding.

         (e) Mr. Perkins has never been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Perkins is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         The event requiring the filing of this statement is the expiration of warrants of the issuer.

Item 4.  Purpose of the Transaction
         Expiration of warrants of the issuer.

Item 5.  Interest in Securities of the Issuer
         Richard W. Perkins owns and has sole dispositive power over zero (0) common equivalents and sole voting power over zero (0) shares of common stock of the issuer.


SEC 1746    (12-91)         Page 3 of 4 pages

CUSIP No. 13811E-10-1     SCHEDULE 13D                 Page 4 of 4 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1998

By  /s/     Richard W. Perkins
----------------------------------------------
               (Signature)

Richard W. Perkins / President
----------------------------------------------
(Name/Title)

SEC 1746  (12-91)                 Page 4 of 4 pages